Merrill Lynch - Alternative Investments LLC
1200 Merrill Lynch Drive (1B)
Pennington, New Jersey 08534

January 27, 2009

Ms. Karen J. Garnett
Assistant Director
United States Securities and Exchange Commission
Mail Stop 4561
100 F Street, N.W.
Washington, D.C. 20549

Re:	ML Aspect FuturesAccess LLC Amendment No. 1 to Form 10 File No. 0-51085 Filed February 13, 2008

Dear Ms. Garnett:

On behalf of Merrill Lynch Alternative Investments, LLC (“MLAI”), the manager of ML Aspect FuturesAccess LLC (the “Fund”), thank you for your letter of March 11, 2008, providing comments to the above-referenced filing. We have reviewed your comments and have provided responses below. For your convenience, we have included your comments below in bold with the Fund’s corresponding responses following each comment.

Item 1: Business, page 1

1.
We note your response to comment 6 and we note that ML Aspect does not have a website address. Because the SEC does have Public Reference Room we reissue that portion of the comment. Refer to Item 101(e)(2).

The Fund has added the requested disclosure regarding publicly-available filings and the SEC’s public reference room to this section of the Form 10.

Charges, page 9

2.	We note your response to comment 3. Please revise to clarify why the Class C units have lower fees when the investment thresholds for Class C units are the same as the Class A units.

The Fund’s Class C units in fact have higher fees than the Class A units. While the Class C units and Class A units have the same investment thresholds, the Class C units have higher fees because they are not subject to a sales commission, unlike the Class A units, which are subject to a sales commission of between 1.0% and 2.5%, depending on the size of the subscription. The disclosure in this section has been revised to clarify the different fee structures of the Class A and Class C units.

Twelve-Month Breakeven Table, page 16

3.	Please revise to explain your basis for the assumed interest rate of 4.25% in the “interest income” line of the table.

The assumed interest rate of 4.25% was based on actual experience of the Fund or similar funds near the time of the original filing of the Form 10. We have added disclosure to this effect in the footnotes to the table.

Conflicts of Interest

Other Funds Sponsored by the Manager, page 18

4.	Please revise your disclosure to quantify the total number of funds sponsored by the Manager.

In response to this comment, the Fund has added disclosure regarding the total number of funds for which MLAI acts as sponsor or advisor, the total number of  FuturesAccess funds, and the total number of funds sponsored or advised by MLAI trading primarily in securities rather than commodities.

Item 4: Security Ownership of Certain Beneficial Owners and Management, page 24

5.
Please revise to disclose the amount of beneficial ownership held by ML Trend-Following Futures L.P. and ML Systematic Momentum LLC. Also disclose the percentage of the total units outstanding represented by those amounts. Refer to Item 403 of Regulation S-K.

In response to this comment, the Fund has revised the Form 10 to include disclosure of the number of the Fund’s units held by ML Trend-Following Futures Fund L.P. and ML Systematic Momentum LLC and the percentage of the Fund’s total outstanding units that these numbers represent.

Item 5: Directors and Executive Officers, page 24

6.
We note your response to comment 39. By “term” we mean how long the director or executive officer, as the case may be, has held that position. Accordingly, we reissue prior comment 39. Please also include the age of each director and executive officer.

The disclosure under this item of the Form 10 has been revised to indicate the period for which each current member of the Board of Managers and each current executive officer of MLAI has held such position, and to include the age of each director and executive officer.

Item 7: Certain Relationships and Related Transactions, page 30

7.
We note your response to comment 42 and we note the fees paid may not be higher than would have been obtained in arm’s length bargaining. Please revise your disclosure to explain how those fees were determined.

The fees payable by the Fund to entities affiliated with the Manager are established by such parties based on rate charged to similarly-situated customers. Disclosure to this effect has been added to this section of the Form 10.

Item 11: Description of Registrant’s Securities to be Registered

Redemption Provisions, page 35

8.
We note your response to prior comment 43. Please revise to briefly describe the “certain determinations” enumerated in the Operating Agreement that could result in mandatory redemptions by the Manager.

The requested detail regarding the determinations that could result in mandatory redemptions by the Manager has been added under this heading.

9.	We note your response to prior comment 47. Please revise to clarify how the Manager will dispose of redemption requests that have been suspended.

An explanation as to the treatment of redemption requests that have been suspended has been added to this section of the Form 10 in response to this comment.

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Please do not hesitate to call me at (609)274-5838 with any questions regarding the above responses or the amended filing.

Sincerely,

/s/ Barbra Kocsis
Barbra Kocsis

cc:           Mark Borrelli